Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

By EDGAR Correspondence and Facsimile

May 27, 2011

Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Leucadia National Corporation
Form 10-K
Filed February 25, 2011
File No. 1-5721

Dear Mr. Cash:

Reference is made to your letter of May 24, 2011 (the “Comment Letter”), addressed to Joseph A. Orlando, Vice President and Chief Financial Officer of Leucadia National Corporation (“Leucadia”, “we” or the “Company”).  On behalf of Leucadia, set forth below are the numbered paragraphs of the Comment Letter followed by Leucadia’s response to each comment.

Form 10-K for the year ended December 31, 2010

Item 15 – Exhibits and Financial Statement Schedules, page 68

1.
We note your response to comment 10 in our letter dated May 2, 2011.  We acknowledge that you have filed the amendment to the credit agreement (via incorporation by reference) as Exhibit 10.36 to the Form I0-K; however; your response does not address whether the original credit agreement dated October 29, 2010 has been filed as an exhibit to the annual report or incorporated by reference from a prior filing.  Please tell us where the original credit agreement is filed.

The credit agreement to which you refer is the Credit Agreement between Berkadia Commercial Mortgage LLC (“Berkadia”), a joint venture between the Company and Berkshire Hathaway, Inc. (“BH”) and BH Finance LLC (“BH Finance”), a subsidiary of BH, pursuant to which BH Finance agreed to lend funds to Berkadia.  At the time of the entry into the Credit Agreement, the Company guaranteed 50% of Berkadia’s obligations to BH Finance and filed the guaranty agreement as an exhibit to its Form

Mr. Joseph A. Orlando
Leucadia National Corporation
May 27, 2011

8-K detailing the entry into the guaranty.  The Credit Agreement was not filed at that time because the Company did not consider the Credit Agreement to be a material agreement within the meaning of Item 601(b)(10) of Regulation S-K.  However, to avoid any potential uncertainty about the terms of the Guaranty, or Amendment No. 1 to the Credit Agreement and the Participation Agreement (each of which has been filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 2010), the Company will file the original Credit Agreement as an exhibit to its next Quarterly Report on Form 10-Q, as discussed by Ms. Andrea Bernstein, legal advisor to the Company, and Ms. Era Anagnosti of the Staff of the SEC in their May 26th telephone conversation.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:        Era Anagnosti
Dieter King